NIPPON STEEL CORPORATION

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

July 16, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the year ended March 31, 2019;
Notice of Disclosure under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Nippon Steel Corporation hereby provides notice that it has provided disclosure under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F for the year ended March 31, 2019, which was filed on the date hereof.

Very truly yours,

NIPPON STEEL CORPORATION

By:	/s/ Kazumasa Shinkai
	Name:	Kazumasa Shinkai
	Title:	Executive Officer, Head of General Administration Division